AMENDMENT TO INDEPENDENT CONTRACTOR AGREEMENT
THIS AMENDMENT is made as of the 15th day of March, 2019.
AMONG:
BRAZIL POTASH CORP. a body corporate duly incorporated under the laws of Ontario, Canada, and having an office at 65 Queen Street West, Suite 805, Toronto, Ontario, M5H 2M5
(hereinafter called the “Company”)
OF THE FIRST PART
AND:
JACOME GESTÁ DE PROJETOS LTDA. – EPP, a body corporate duly incorporated under the laws of Brazil and having an office at Avenida Amazonas, 2904, µ 513, Prado, CEP:  30.411-186, taxpayer #21.303.258/0001-37, duly represented by the corporation’s major shareholder Guilherme Andrade dos Anjos Jácome, a professional having an office at Rua Sevilha, 170, Vila Castela, Nova Lima-MG – ZIP:  34.007-100
(hereinafter called the “Jaćome Company”)
OF THE SECOND PART
WHEREAS the Company and the Consultant entered into an independent contractor agreement for Engineering Consulting Services dated for reference the 1st day of June, 2017 (the “Agreement”);
AND WHEREAS the parties are desirous of amending certain terms of the Agreement;
THEREFORE, the Agreement is amended as follows:
1.	Paragraph 1 of the Agreement is amended as follows:
The Consultant shall provide consulting services to the Company in the capacity of Country Director.  The parties hereto agree that the Agreement and this amendment shall replace and supersede the contract entered into among Jaćome Co., a company controlled and managed by the Consultant and the Company’s wholly owned subsidiary, Potassio do Brasil Ltda., dated November 17, 2014 (“Brazilian Contract”).  Jaćome Co., the Company and the Consultant hereby remise, release and forever discharge each other of and from any claims and demands of any nature related to the Brazilian Contract, directly or indirectly.  As a validity and effectiveness condition of this amendment, the Jaćome Co. hereby undertakes to execute an amendment to the Brazilian Contract jointly with this amendment in order to formalize the suspension of Brazilian Contract’s effects during undetermined period.
2.	Paragraph 2 of the Agreement is amended as follows:

1

The term of this Agreement shall be from the date hereof and continue for a guaranteed term until April 1, 2020 and thereafter on a month-to-month basis subject to the termination provisions herein.
3.	Paragraph 3 of the Agreement is amended as follows:
The Consultant shall charge for such services at a rate of US$20,833.33 plus applicable taxes per month (the “Base Fee”).  The Base Fee shall be invoiced monthly in advance on the last business day of the prior calendar month and shall be payable in full by the Company within 14 days of receipt of the Consultant’s invoice.  The Consultant shall also be entitled to a grant of 500,000 deferred share units (“DSUs”), subject to approval of the board of directors of the Company, which DSUs shall vest as following:
a.	200,000 DSUs vesting immediately;
b.	150,000 DSUs vesting upon the Consultant obtaining the Installation License
and

c.	150,000 DSUs vesting upon project construction initiating.
In addition the Consultant shall be entitled to a bonus on the following terms:
Upon the Company and the Amazonas State Government entering into a contract with preferential ICMS tax rates and/or the passage of new legislation regarding ICMS tax rates on potash projects (together, the “New Tax Rates”), the Consultant shall be paid a cash bonus of 0.35% of the net present value using a 10% discount rate, calculated by the Company, of the tax reduction obtained from the New Tax Rates as compared to the tax amount that would otherwise have been due based on the current tax regime in effect as of the date hereof for the initial production rate of 2.4Mtpa and production period of 34 years as outlined in the economic model of Autazes Potash Project – Bankable Feasibility Study report dated April 22, 2016.  Payment of this bonus will be made in tranches, as follows:
a.	0.1% upon the New Tax Rates becoming effective;
b.
0.25% to be paid over a five-year period commencing upon the total capital required for construction currently estimated at US$2.1 billion being secured by binding contract resulting in the sustainable start of construction.

4.	Paragraph 10 of the Agreement is amended as follows:
This agreement may be terminated immediately at any time for just cause without notice or payment in lieu of notice and without payment of any fees whatsoever either by way of anticipated earnings or damages of any kind by advising the Consultant in writing.  Just cause shall be defined to included, but in not limited to the following;
a.	Dishonesty or fraud;
b.	Theft;
c.	Being guilty of bribery or attempted bribery; or
d.	Mismanagement.
The Company may terminate this Agreement without cause by making a payment to the Consultant equal to three (3) months Base Fees.  The Consultant may terminate this Agreement without cause upon 30 days’ prior written notice to the Company.  In the event of termination by the Consultant of this Agreement, following the 30-day notice period the Consultant agrees to provide reasonable transition support at an hourly rate of US$150.00 per hour.

5.	All other terms and conditions of the Agreement are hereby reaffirmed.
IN WITNESS WHEREOF this amendment has been executed as of the day, month and year first above written.
BRAZIL POTASH CORP.

Per: /s/Matthew Simpson
Authorized Signing Officer

/s/Guilherme Jacome
WITNESS	GUILHERME JÁCOME

/s/Guilherme Jacome
JÁCOME GESTÁ DE PROJETOS LTDA. - EPP

3